

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

January 26, 2010

<u>Via U.S. Mail and Facsimile (303) 476-6456</u>

Greg Hill
Chief Financial Officer
Geovic Mining Corp.
1200 17th Street, Suite 980
Denver, Colorado 80202

> **Re: Geovic Mining Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-52646**

Dear Mr. Hill:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director